UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

October 29, 2015

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2014 AND 2015 AND FOR THE NINE-MONTH PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2014 AND 2015 AND FOR THE NINE-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.        =     New Peruvian Sol
US$     =     United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	September 30,			December 31,	September 30,
	Note	2014	2015		Note	2014	2015

Current assets				Current liabilities
Cash and cash equivalents		818,402	730,519	Borrowings	12	1,425,455	1,334,900
Financial asset at fair value through profit or loss		7,105	3,033	Bonds	13	-	46,587
Trade accounts receivables		1,108,345	1,206,101	Trade accounts payable		1,178,849	1,216,856
Unbilled work in progress		1,152,790	1,229,629	Accounts payable to related parties	9	83,027	62,445
Accounts receivable from related parties	9	99,061	87,728	Current income tax		89,615	22,715
Other accounts receivable		584,975	729,544	Other accounts payable		1,007,743	1,000,350
Inventories		833,570	1,070,086	Provisions	14	11,441	12,497
Prepaid expenses		26,444	41,851	Total current liabilities		3,796,130	3,696,350
Non-current assets classified as held for sale		9,513	8,073
Total current assets		4,640,205	5,106,564	Non-current liabilities
				Borrowings	12	326,124	542,826
Non-current assets				Long-term bonds	13	-	759,437
Long-term trade accounts receivable		579,956	583,593	Long-term trade accounts payable		3,779	-
Long-term unbilled work in progress		35,971	55,204	Other long-term accounts payable		281,651	202,319
Prepaid expenses		9,478	20,548	Provisions	14	46,904	37,005
Other long-term accounts receivable		44,553	61,576	Derivative financial instruments		2,999	3,016
Available-for-sale financial assets	8	93,144	100,611	Deferred income tax liability		79,155	66,419
Investments in associates and joint ventures	10	229,563	262,638	Total non-current liabilities		740,612	1,611,022
Investment property		36,244	35,187	Total liabilities		4,536,742	5,307,372
Property, plant and equipment	11	1,148,651	1,166,814
Intangible assets	11	762,898	839,176	Equity
Deferred income tax asset		136,001	126,505	Capital	15	660,054	660,054
Total non-current assets		3,076,459	3,251,852	Legal reserve		132,011	132,011
				Optional reserve		-	29,974
				Share Premium		899,311	898,417
				Other reserves		(113,895)	(161,228)
				Retained earnings		1,113,697	983,025
				Equity attributable to controlling interest in the Company		2,691,178	2,542,253
				Non-controlling interest		488,744	508,791
				Total equity		3,179,922	3,051,044
Total assets		7,716,664	8,358,416	Total liabilities and equity		7,716,664	8,358,416

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the nine-month period
		ended September 30,
	Note	2014	2015

Revenues from construction activities		3,403,546	4,064,096
Revenues from services provided		1,271,878	1,342,132
Revenue from real estate and sale of goods		223,592	211,677
		4,899,016	5,617,905

Cost of construction activities		(3,034,568)	(3,876,589)
Cost of services provided		(1,034,911)	(1,156,472)
Cost of real estate and goods sold		(144,061)	(117,164)
	16	(4,213,540)	(5,150,225)
Gross profit		685,476	467,680

Administrative expenses	16	(307,515)	(296,611)
Other income and expenses		19,489	10,510
Operating profit		397,450	181,579

Financial expenses		(64,414)	(124,162)
Financial income		20,919	34,985
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		33,308	21,236
Profit before income tax		387,263	113,638
Income tax	17	(105,047)	(75,928)
Profit for the year		282,216	37,710

Profit attributable to:
Owners of the Company		235,293	6,709
Non-controlling interest		46,923	31,001
		282,216	37,710

Earnings per share from continuing operations
attributable to owners of the Company during
the year		0.356	0.010

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the nine-month period
		ended September 30,
	Note	2014	2015

Profit for the year		282,216	37,710
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(1,931)	(3,617)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		485	109
Foreign currency translation adjustment, net of tax		(32,812)	(60,686)
Change in value of available-for-sale financial assets, net of tax	8	-	5,377
Exchange difference from net investment in a foreign operation, net of tax		-	(11,680)
		(32,327)	(66,880)
Other comprenhensive income for the year, net of tax		(34,258)	(70,497)
Total comprehensive income for the year		247,958	(32,787)

Comprehensive income attributable to:
Owners of the Company		208,628	(43,120)
Non-controlling interest		39,330	10,333
		247,958	(32,787)

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015

	Attributable to the controlling interests of the Company
	Number				Premium	Other
	of shares		Legal	Optional	for issuance	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2014	660,054	660,054	111,657	-	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695
Profit for the year	-	-	-	-	-	-	235,293	235,293	46,923	282,216
Cash flow hedge	-	-	-	-	-	461	-	461	24	485
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,467)	(1,467)	(464)	(1,931)
Foreign currency translation adjustment	-	-	-	-	-	(25,659)	-	(25,659)	(7,153)	(32,812)
Comprehensive income of the year	-	-	-	-	-	(25,198)	233,826	208,628	39,330	247,958
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(112,127)	(112,127)	(50,705)	(162,832)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	49,979	49,979
- Additional acquisition of non-controlling	-	-	-	-	(51,423)	-	-	(51,423)	(15,209)	(66,632)
- Returns additional capital from non-controlling interests	-	-	-	-	-	-	-	-	(4,241)	(4,241)
Total transactions with shareholders	-	-	20,354	-	(51,423)	-	(132,481)	(163,550)	(20,176)	(183,726)
Balances as of September 30, 2014	660,054	660,054	132,011	-	976,110	(6,775)	1,049,111	2,810,511	450,416	3,260,927

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,697	2,691,178	488,744	3,179,922
Profit for the year	-	-	-	-	-	-	6,709	6,709	31,001	37,710
Cash flow hedge	-	-	-	-	-	104	-	104	5	109
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,496)	(2,496)	(1,121)	(3,617)
Foreign currency translation adjustment	-	-	-	-	-	(41,314)	-	(41,314)	(19,372)	(60,686)
Change in value of available-for-sale financial assets	-	-	-	-	-	5,377	-	5,377	-	5,377
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(11,500)	-	(11,500)	(180)	(11,680)
Comprehensive income of the year	-	-	-	-	-	(47,333)	4,213	(43,120)	10,333	(32,787)
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(104,911)	(104,911)	(4,316)	(109,227)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	12,556	12,556
- Additional acquisition of non-controlling	-	-	-	-	(894)	-	-	(894)	(971)	(1,865)
- Sale to non-controlling interest	-	-	-		-	-	-	-	2,445	2,445
Total transactions with shareholders	-	-	-	29,974	(894)	-	(134,885)	(105,805)	9,714	(96,091)
Balances as of September 30, 2015	660,054	660,054	132,011	29,974	898,417	(161,228)	983,025	2,542,253	508,791	3,051,044

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the nine-month period
		ended September 30,
	Note	2014	2015

OPERATING ACTIVITIES
Profit before income tax		387,263	113,638
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	135,736	158,205
Amortization of other assets	11	60,891	61,457
Impairment of inventories	16	-	1,086
Impairment of accounts receivable	16	-	4,832
Impairment of property, plant and equipment	16	-	14
Reversal of impairment of inventories		-	(630)
Profit on fair value of financial asset at fair value through profit or loss		-	(1,420)
Other Provisions	14	8,655	2,701
Interest		-	89,445
Foreign exchange loss on loans		-	15,718
Adjustments to PPA of loans		-	(58)
Share of the profit and loss in associates
under the equity method of accounting	10	(33,308)	(21,236)
Reversal of provisions	14	(7,748)	(5,613)
Lower of fixed and intangible assets		-	4,892
Profit on sale of property, plant and equipment		(5,693)	(4,203)
Loss on financial asset at fair value through profit or loss		-	420
Foreign exchange gains on investing activities		(23,685)	-
Foreign exchange gains on operating activities		(11,370)	-
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(450,356)	(202,298)
Increase (decrease) in other accounts receivable		(14,932)	(161,592)
Decrease in other accounts receivable from related parties		(21,659)	11,333
Decrease in inventories		(121,134)	(236,972)
Increase (decrease) in pre-paid expenses and other assets		(15,897)	(28,364)
Increase in trade accounts payable		82,122	35,036
Increase (decrease) in other accounts payable		12,319	(132,697)
Increase (decrease) in other accounts payable to related parties		18,826	(16,410)
Decrease in other provisions		(5,607)	(1,076)
Payments related to Norvial Concession		(41,873)	(103,824)
Payment of income tax		(185,242)	(148,159)
Net cash provided by (applied to) operating activities		(232,692)	(565,775)

INVESTING ACTIVITIES
Sale of property, plant and equipment		34,226	14,664
Sale of financial asset at fair value through profit or loss		-	4,604
Dividends received	10	18,822	50,303
Payment for purchase of investments properties		(1,326)	(600)
Payments for intangible purchase		(54,085)	(21,282)
Payments for purchase and contributions on investment in associate and joint ventures		(54,868)	(66,391)
Direct cash outflow from acquisition of subsidiaries		(6,387)	-
Payments for property, plant and equipment purchase		(188,254)	(157,536)
Net cash applied to investing activities		(251,872)	(176,238)

FINANCING ACTIVITIES
Loans received		1,522,923	4,046,979
Amortization of loans received		(900,377)	(3,196,162)
Payment for transaction costs by issuing bonds		-	(18,518)
Interest payment		(27,205)	(77,907)
Dividends paid to owners of the parent		(112,127)	(104,911)
Dividends paid to non-controlling interest		(50,706)	(4,316)
Cash received from non-controlling shareholders		43,454	8,384
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(66,632)	581
Net cash (applied to) provided by financing activities		409,330	654,130
Net increase (net decrease) in cash		(75,234)	(87,883)
Cash decrease in deconsolidation		1,915	-
Exchange gains on cash and cash equivalents		11,370	-
Cash and cash equivalents at the beginning of the year		959,415	818,402
Cash and cash equivalents at the end of the year		897,466	730,519

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		141,836	79,819

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2014 AND 2015 (UNAUDITED), AND AT DECEMBER 31, 2014 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of September 30, 2015 have been prepared and authorized for issuance by the Chief Financial Officer on October 29, 2015.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended September 30, 2015 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2014.

4	FINANCIAL RISK MANAGEMENT

4.1     Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2014.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1   Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.1.2  Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3  Liquidity risk -

Compared with the previous year, there was significant variation in the cash flow of undiscounted contractual due to the issuance of bonds by the subsidiries GyM Ferrovías and Norvial.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to	From 2 to	Over
	year	2 years	5 years	5 years	Total

At December 31, 2014
Other financial liabilities (except
finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade payables	1,178,849	3,779	-	-	1,182,628
Payables to related parties	83,027	-	-	-	83,027
Other payables	337,692	32,449	-	-	370,141
Other non-financial liabilities	-	2,999	-	-	2,999
	3,057,373	204,165	178,584	11,224	3,451,346

At September 30, 2015
Other financial liabilities (except
finance leases)	1,218,362	322,607	53,017	-	1,593,986
Finance leases	152,274	123,684	56,512	14,988	347,458
Bonds payable	91,759	182,359	380,910	1,118,432	1,773,460
Trade payables	1,216,856		-	-	1,216,856
Payables to related parties	62,445	-	-	-	62,445
Other payables	409,335	52,377	28,201	3,052	492,965
Other non-financial liabilities	-	3,016	-	-	3,016
	3,151,031	684,043	518,640	1,136,472	5,490,186

4.2     Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2014 and September 30, 2015, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00.

	December 31,	September 30,
	2014	2015

Total borrowing and bonds	1,751,579	2,683,750
Less: Cash and cash equivalents	(818,402)	(730,519)
Net debt	933,177	1,953,231
Total equity	3,179,922	3,051,044
Total capital	4,113,099	5,004,275

Gearing ratio	0.23	0.39

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.3      Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as  available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2014.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting
								Parent
	Engineering	Infrastructure					Technical	Company
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	services	Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,678	176,763	-	818,402
Financial asset at fair value through profit or loss	7,105	-	-	-	-	-	-	-	-	7,105
Trade accounts receivables	604,951	35,201	46,598	71,817	-	57,584	292,160	34	-	1,108,345
Unbilled work in progress	1,136,404	1,414	-	-	14,972	-	-	-	-	1,152,790
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	389,805	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	584,975
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,489	891	822	6,056	407	235	5,120	1,424	-	26,444
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513
Total current assets	2,692,916	117,016	109,774	173,035	26,940	760,815	616,598	616,886	(473,775)	4,640,205

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	652,797	193,183	2,036	14,270	-	7,344	166,323	119,483	(6,785)	1,148,651
Intangible assets	307,387	146,477	234,923	6,247	1,100	1,187	33,508	17,417	14,652	762,898
Deferred income tax asset	91,361	714	4,604	244	-	9	37,557	926	586	136,001
Total non-current assets	1,219,675	378,584	266,747	611,910	2,687	117,352	252,378	2,145,375	(1,918,249)	3,076,459
Total assets	3,912,591	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,716,664

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	940,042	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,178,849
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current income tax	71,288	5,493	249	32	138	1,150	11,259	6	-	89,615
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
Provisions	-	8,414	-	-	-	-	3,027	-	-	11,441
Total current liabilities	2,501,486	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,796,130

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Accounts payables to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Other long-term accounts payable	201,227	349	495	4,820	-	4,679	69,201	880	-	281,651
Provisions	26,878	5,774	-	-	-	-	14,252	-	-	46,904
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	51,556	1,331	-	-	325	8,707	7,021	10,215	-	79,155
Total non-current liabilities	423,742	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	740,612
Total liabilities	2,925,228	240,431	183,906	705,436	25,174	405,456	650,773	57,245	(656,907)	4,536,742
Equity attributable to controlling interest in the Company	817,356	236,925	150,788	59,633	4,453	157,276	128,429	2,695,401	(1,559,083)	2,691,178
Non-controlling interest	170,007	18,244	41,827	19,876	-	315,435	89,774	9,615	(176,034)	488,744
Total liabilities and equity	3,912,591	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,716,664

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting
								Parent
	Engineering	Infrastructure					Technical	Company
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	services	Operations	Eliminations	Consolidated
As of September 30, 2015
Assets.-
Cash and cash equivalents	108,804	57,128	101,632	126,539	7,483	87,873	35,128	205,932	-	730,519
Financial asset at fair value through profit or loss	3,033	-	-	-	-	-	-	-	-	3,033
Trade accounts receivables	732,063	61,617	17,787	61,744	-	56,262	276,628	-	-	1,206,101
Unbilled work in progress	1,205,632	211	-	-	23,786	-	-	-	-	1,229,629
Accounts receivable from related parties	153,934	1,267	63	281	-	4,163	58,236	198,899	(329,115)	87,728
Other accounts receivable	506,741	24,184	4,926	22,714	4,347	12,017	75,089	79,523	3	729,544
Inventories	111,093	10,305	-	15,943	-	875,427	63,055	389	(6,126)	1,070,086
Prepaid expenses	12,070	3,246	1,168	10,332	431	186	11,340	3,078	-	41,851
Non-current assets classified as held for sale	8,073	-	-	-	-	-	-	-	-	8,073
Total current assets )	2,841,443	157,958	125,576	237,553	36,047	1,035,928	519,476	487,821	(335,238)	5,106,564

Long-term trade accounts receivable	-	-	-	583,593	-	-	-	-	-	583,593
Long-term unbilled work in progress	-	38,731	16,473	-	-	-	-	-	-	55,204
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	472	221,419	(222,299)	-
Prepaid expenses	-	-	9,963	10,585	-	-	-	-	-	20,548
Other long-term accounts receivable	6,263	8,887	27,653	5,080	1,589	8,520	1,792	1,792	-	61,576
Available-for-sale financial assets	-	-	-	-	-	-	2	100,611	(2)	100,611
Investments in associates and joint ventures	144,247	8,007	-	-	-	62,850	8,499	1,654,185	(1,615,150)	262,638
Investment property	-	-	-	-	-	35,187	-	-	-	35,187
Property, plant and equipment	633,057	210,311	1,725	18,466	-	12,930	168,090	129,409	(7,174)	1,166,814
Intangible assets	284,709	139,445	335,301	6,101	1,061	1,150	33,841	23,705	13,863	839,176
Deferred income tax asset	79,407	359	4,590	-	-	199	39,987	1,259	704	126,505
Total non-current assets	1,147,683	405,740	396,113	623,825	2,650	120,836	252,683	2,132,380	(1,830,058)	3,251,852
Total assets	3,989,126	563,698	521,689	861,378	38,697	1,156,764	772,159	2,620,201	(2,165,296)	8,358,416

Liabilities.-
Borrowings	914,236	89,069	8,587	-	-	214,651	108,357	-	-	1,334,900
Bonds	-	-	13,839	32,748	-	-	-	-	-	46,587
Trade accounts payable	996,959	34,873	3,090	23,921	134	14,086	130,633	13,160	-	1,216,856
Accounts payable to related parties	62,254	1,986	62,133	120,534	9,482	45,785	79,902	9,906	(329,537)	62,445
Current income tax	14,387	736	1,360	-	139	35	6,050	8	-	22,715
Other accounts payable	589,664	13,793	3,240	1,364	65	260,629	117,993	13,602	-	1,000,350
Provisions	139	8,631	-	-	-	-	3,727	-	-	12,497
Total current liabilities	2,577,639	149,088	92,249	178,567	9,820	535,186	446,662	36,676	(329,537)	3,696,350

Borrowings	365,046	84,760	2,702	-	-	19,901	70,417	-	-	542,826
Long-term bonds	-	-	183,346	576,091	-	-	-	-	-	759,437
Long-term trade accounts payable	-	-	-	-	-	-	-	-	-	-
Accounts payables to related parties	-	43,156	-	-	24,035	118,766	35,903	-	(221,860)	-
Other long-term accounts payable	139,818	-	495	7,368	-	5,339	48,589	710	-	202,319
Provisions	23,813	5,739	-	-	-	-	7,453	-	-	37,005
Derivative financial instruments	-	3,016	-	-	-	-	-	-	-	3,016
Deferred income tax liability	26,422	3,491	85	5,888	286	8,525	5,488	16,234	-	66,419
Total non-current liabilities	555,099	140,162	186,628	589,347	24,321	152,531	167,850	16,944	(221,860)	1,611,022
Total liabilities	3,132,738	289,250	278,877	767,914	34,141	687,717	614,512	53,620	(551,397)	5,307,372
Equity attributable to controlling interest in the Company	691,146	254,035	191,191	70,099	4,556	150,600	130,401	2,552,932	(1,502,707)	2,542,253
Non-controlling interest	165,242	20,413	51,621	23,365	-	318,447	27,246	13,649	(111,192)	508,791
Total liabilities and equity	3,989,126	563,698	521,689	861,378	38,697	1,156,764	772,159	2,620,201	(2,165,296)	8,358,416

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting
								Parent
	Engineering	Infrastructure					Technical	Company
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	services	operations	Eliminations	Consolidated
For the nine-month period
ended September 30, 2014

Revenue	3,552,475	255,007	206,868	115,806	24,156	138,323	841,286	39,971	(274,876)	4,899,016
Gross profit	401,210	96,258	52,108	27,387	1,916	37,548	96,682	(6,696)	(20,937)	685,476
Administrative expenses	(192,597)	(11,624)	(6,605)	(7,955)	(260)	(15,154)	(92,909)	(23,121)	42,710	(307,515)
Other income and expenses	521	(2,539)	94	23	-	(434)	8,032	14,615	(823)	19,489
Profit before interests
and taxes	209,134	82,095	45,597	19,455	1,656	21,960	11,805	(15,202)	20,950	397,450
Financial expenses	(40,531)	(6,850)	(9,705)	(3,845)	(43)	(7,753)	(19,171)	(1,332)	24,816	(64,414)
Financial income	15,795	58	1,195	589	12	93	1,250	44,455	(42,528)	20,919
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	32,639	(100)	-	-	-	4,811	873	212,493	(217,408)	33,308
Profit before income tax	217,037	75,203	37,087	16,199	1,625	19,111	(5,243)	240,414	(214,170)	387,263
Income tax	(45,340)	(23,717)	(10,416)	(6,803)	(490)	(5,669)	(2,883)	(10,009)	280	(105,047)
Net profit for the period	171,697	51,486	26,671	9,396	1,135	13,442	(8,126)	230,405	(213,890)	282,216

Profit attributable to:

Owners of the Company	138,762	48,555	19,907	7,047	1,135	4,938	(5,796)	230,580	(209,835)	235,293
Non-controlling interest	32,935	2,931	6,764	2,349	-	8,504	(2,330)	(175)	(4,055)	46,923
Net profit for the period	171,697	51,486	26,671	9,396	1,135	13,442	(8,126)	230,405	(213,890)	282,216

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting
								Parent
	Engineering	Infrastructure					Technical	Company
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	services	operations	Eliminations	Consolidated
For the nine-month period
ended September 30, 2015

Revenue	4,241,095	289,044	301,579	151,983	21,470	75,121	844,588	53,203	(360,178)	5,617,905
Gross profit	239,495	52,979	56,803	30,460	1,720	26,621	117,504	(5,037)	(52,865)	467,680
Administrative expenses	(208,831)	(13,562)	(7,183)	(8,003)	(252)	(15,024)	(78,984)	(22,375)	57,603	(296,611)
Other income and expenses	(1,039)	306	-	-	-	1,038	7,391	3,835	(1,021)	10,510
Profit before interests
and taxes	29,625	39,723	49,620	22,457	1,468	12,635	45,911	(23,577)	3,717	181,579
Financial expenses	(88,656)	(13,935)	(3,564)	(3,716)	(33)	(8,413)	(24,754)	(1,877)	20,786	(124,162)
Financial income	8,343	116	5,351	1,347	109	433	1,261	47,684	(29,659)	34,985
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	10,304	686	-	-	-	9,826	(17)	(12,144)	12,581	21,236
Profit before income tax	(40,384)	26,590	51,407	20,088	1,544	14,481	22,401	10,086	7,425	113,638
Income tax	(29,124)	(7,777)	(13,400)	(6,132)	(407)	(3,986)	(10,361)	(5,889)	1,148	(75,928)
Net profit for the period	(69,508)	18,813	38,007	13,956	1,137	10,495	12,040	4,197	8,573	37,710

Profit attributable to:

Owners of the Company	(79,765)	16,594	28,214	10,467	1,137	4,372	11,714	4,425	9,551	6,709
Non-controlling interest	10,257	2,219	9,793	3,489	-	6,123	326	(228)	(978)	31,001
Net profit for the period	(69,508)	18,813	38,007	13,956	1,137	10,495	12,040	4,197	8,573	37,710

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million) obtaining a total interest of 1.64% at December 31, 2013.  At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million, based on the price paid in one recent arm's length transaction which occurred in December 2013 among knowledgeable willing parties. The fluctuation in the fair value of this investment in 2013 amounts to S/.19.1 million, net of its income tax effect amounting to for S/.8.2 million. The net amount has been recognized in the statement of other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance-sheet transaction because, in substance, the Company is acting as an agent to CPPIB. Therefore, the Company did not recognized either the investment in TGP nor any obligation to CPPIB.

This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry.

On December 27, 2013 the Company announced its intention to transfer the previously acquired interest of 11.34% in TGP to CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercise their first option of share acquisition rights.

On February 27, 2014, the Company transferred the shares to the above indicated entities, retaining in TGP an interest equivalent to 1.64%, for this transaction the Group obtained a commission fee of S/.7.5 million which is included in ‘other income and expenses’.

At December 31, 2014, the fair value of the Group´s interest in TGP equals S/.93.14 million based on the discounted cash flow method. The information used in the calculation is as follows:

-	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-	Cash flows were estimated for a 30 year term.
-	The discount rate used is 8% corresponding to the Company’s WACC.
-	The interest of the Company in TGP is 1.64% as of December 31, 2014

The fluctuation in the fair value of this investment in 2014 amounts to S/.3.56 million, net of its income tax effect amounting to  S/.1.25 million, plus the adjustment for changes in rate of income tax amounting to S/.1.09 million, which has been recognized in the statement of other comprehensive income.

At September 30, 2015, no major changes, except for adjustment of exchange difference for S/.5.4 million, net of the effect on income tax up to S/.2 million, which has been recognized in the statement of other comprehensive income.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

9	TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period
	ended September 30,
	2014	2015

Revenue from sale of goods and services:
- Associates	8,272	1,032
- Joint operations	31,701	37,243
	39,973	38,275

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)      Balances of transactions with related parties

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	At December 31,		At September 30,
	2014		2015
	Receivable	Payable	Receivable	Payable

Consorcio GyM Conciviles	48,581	-	53,823	-
Consorcio Peruano de Conservación	15,365	-	5,729	-
Consorcio Tren Electrico	7,380	-	-	-
Consorcio Terminales	6,837	-	-	-
Consorcio Rio Urubamba	5,107	3,796	10,386	2,676
Consorcio Sistemas SEC	4,349	-	-	-
Consorcio La Gloria	3,805	3,423	3,053	3,008
Consorcio Constructor Alto Cayma	1,424	-	387	-
Consorcio JV Panamá	1,043	-	1,150	-
Consorcio Lima	877	-	-	-
Consorcio Norte Pachacutec	531	1,068	986	963
Consorcio Huacho Pativilca	369	4,555	-	-
Consorcio Rio Pallca	187	282	109	666
Consorcio Constructor Chavimochic	141	2,896	1,401	4,869
Consorcio Alto Cayma	121	700	-	-
Consorcio Construcciones y Montajes	115	1,198	-	3,048
Consorcio Vial Quinua	116	-	919	1,170
Bechtel Vial y Vives Servicios Complementarios Ltda.	96	4,648	-	4,952
Ingenieria y Construccion Becthek Vial y Vives OGP1 Ltda.	-	-	2,829	-
Consorcio Atocongo	-	915	-	-
Consorcio Ingenieria y Construcción Bechtel	-	5,140	-	-
Consorcio Rio Mantaro	-	-	-	7,835
Consorcio EIM ISA	-	2,955	-	2,767
Ingeniería y Construcción Sigdo Koppers-Vial	-	35,302	-	2,996
Consorcio Lima Actividades Comerciales	-	-	1,343	-
Consorcio Huacho-Pativilca	-	-	-	8,723
Terminales del Perú	-	-	1,346	-
Constructora INCOLUR-DSD Limitada	-	-	1,207	-
Other minor	2,617	2,056	2,491	716
	99,061	68,934	87,159	44,389
Other related parties:
Ferrovias Argentina	-	14,093	-	17,909
Besco	-	-	569	147
	-	14,093	569	18,056
	99,061	83,027	87,728	62,445

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of September 30, 2015, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2014.

The movement of our investments in associates for the period ended September 30, 2014 and September 30, 2015 is as follows:

	2014	2015

Beginning balance	87,967	229,563
Acquisition and/or contributions received	54,868	66,391
Share of the profit and loss in associates
under the equity method of accounting	33,308	21,236
Dividends received	(18,822)	(50,303)
Other	(5,232)	(4,249)
Ending balance	152,089	262,638

For the operation of the concession the Company, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. have formed Concesionaria Chavimochic S.A.C. in which the Company has 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

Additionally in 2014, the Company acquired Panorama Plaza de Negocios with a contribution of S/.28 million, it corresponds to a participation as 35%. The main active is a land located in the district of Santiago de Surco, which is developing the real estate project consisting of a commercial area and two office towers of 17 floors.

In August 2015, the Company and Sistemas y Redes Limitada shareholders signed the Pact Adexus SA, and on that date the issue of 23,571 new shares by Adexus and payments made by the Company in full thereof new shares. With this, the Company has 44% interest with a contribution of S/.44.1 million.

Also in August 2015, as part of a private placement, the Company through its indirect subsidiary Stracon GyM SA has signed the 19.94% of shares of Red Eagle Mining Corporation for an amount of US$7 million (equivalent to S/.22.3 million). Additionally, held a mining services contract for US$155 million to develop and operate for eight years the San Ramon mine (Colombia) owned by the company Red Eagle Mining Corporation.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended September 30,2014 and 2015, the movement in property, plant and equipment and intangible assets accounts was as follows:

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Property, plant and equipment	Intangible assets
At January 1, 2014	952,906	480,885

Additions	330,089	95,960
Acquisition of subsidiary - net	711	7,790
Transfers, disposals and adjustments	(48,616)	20,782
Deductions for sale of assets	(28,487)	(46)
Depreciation, amortization	(134,126)	(60,891)
Net cost at September 30, 2014	1,072,477	544,480

At January 1, 2015	1,148,651	762,898

Additions	238,650	129,910
Transfers, disposals and adjustments	(54,213)	7,825
Deductions for sale of assets	(9,725)	-
Depreciation, amortization	(156,549)	(61,457)
Net cost at September 30, 2015	1,166,814	839,176

As of September 30, 2014 and 2015, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of September 30, 2014, the amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 20.a), direct control acquired by CAM Chile S.A.

As of September 30, 2015, the amounts registered in Intangible assets comprise of investements in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model ).

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At September
	31, 2014	30, 2015

Construction - Engineering	119,616	117,557
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	6,413	6,413
	164,304	162,245

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of September 30, 2015 same criteria were applied as those in test impairment at December 31, 2014.

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	September	December	September	December	September
	31, 2014	30, 2015	31, 2014	30, 2015	31, 2014	30, 2015

Bank loans	1,419,428	1,558,966	1,300,636	1,194,901	118,792	364,065
Leases	332,151	318,760	124,819	139,999	207,332	178,761
	1,751,579	1,877,726	1,425,455	1,334,900	326,124	542,826

Bank loans -

As of September 30, 2015 and December 31, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.0% and 9.0% in 2014 and between 1.0% and 9.5% in 2015.

On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú – BCP for an amount of up to S/. 120 million and US$12 million.  On such date, under the aforementioned facility S/.50 million were disbursed at an interest rate of 6.32%, and during 2014 an accumulated of S/.85 million have been disbursed.  This loan will be canceled with a bond issuance to placed in the local capital markets that finance the construction of the second stage of the "Ancon - Huacho Pativilca" road.

In June 2014, the subsidiary GyM Ferrovías S.A. signed a short term loan with BBVA Continental of S/.200 million at an interest rate of 5.75%, due on December 2014.  In December 2014, the short term loan with BBVA Continental was refinanced through a short term loan provided by BCP, due in February 2015. In August 2014, another short term loan with Banco de Crédito del Perú-BCP of S/.200 million at an interest rate of 5.90%, due on January 2015.  These loans were canceled with an international bond issuance under the Regulation S, placed in February 2015.

As of September 30, 2015, the Company maintained unused credit limits for S/. 4,354 million, which expire within one year (S/.2,459 million as of December 31, 2014).

b)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At September	At December	At September
	31, 2014	30, 2015	31, 2014	30, 2015

Other loans	1,751,579	1,877,726	1,705,843	1,823,258

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.0% and 8.7% (4.4% and 8.0% in 2014). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	BONDS

On February 10th, 2015, the subsidiary GyM Ferrovías completed an international corporate bonds issuance under the Regulation S.  The bonds were issued in Soles VAC (adjusted by the “Valor de Actualización Constante”) for an amount of S/. 629 million.  The bonds are due on November 25th, 2039 (a tenor of 24.8 years), and interest rate of 4.75% (plus the VAC adjustment), a local rating of AA+ provided by Apoyo & Asociados Internacionales Clasificadora de Riesgo, and are secured by Mortgage on the Concession, Lien on GyM Ferrovías shares, Assignment of Collection Rights on the Administration Trust, a Cash Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and Ongoing Capex.  The bonds were assigned to Insurance Companies, Peruvian Pension Funds and Government Funds.  The proceeds from the issuance were used to amortize a short term loan provided by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and finally the partial repayment of a subordinated loan provided by Graña y Montero S.A.A. to GyM Ferrovías.

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The July 23, 2015, Norvial SA issued the First Corporate Bond Program on the Lima Stock Exchange, the total amount of S/.365 million. The first issue was for S/.80 million for a term of 5 years at a nominal interest rate of 6.75%. The second issue was for S/. 285 million for a term of 11.5 years with a nominal interest rate of 8.375%; was structured in 3 disbursement, on July 23 the first disbursement was received for S/.105 million, and the next two are due in January and July 2016 by S/.100 million and S/.80 million, respectively. Risk rating agencies Equilibrium and Apoyo & Asociados International awarded the AA rating to the debt instrument. This financing is secured by: (i) The Trust flows, except flows corresponding to the remuneration and fee regulation; (ii) the mortgage on the Concession; (iii) Secured Transactions Shares; (iv) transfer of rights; and (v) In general, any additional guarantees granted in favor of Secured Creditors. The purpose of the award funds is to finance the construction of the second stage of the Road Network No. 5 and the financing of VAT linked to the implementation of the project expenses.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December 31, 2014	At September 30, 2015
Current portion	11,441	12,497
Non-current portion	46,904	37,005
	58,345	49,502

The movement of this item for the period ended September 30, 2014 and 2015 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	5,819	-	-	1,759	2,487	10,065
Additions from business combinations	-	2,658	-	-	-	2,658
Reversals	(588)	(4,119)	(7,160)	-		(11,867)
Payments	(346)	-	-	(338)	(6,333)	(7,017)
At September 30, 2014	17,102	8,391	14,386	6,273	-	46,152

At January 1, 2015	13,056	25,927	12,152	7,210	-	58,345
Additions	2,110	-	-	591	-	2,701
Translation adjustment	(46)	(5,723)	914	-	-	(4,855)
Reversals	-	-	(5,613)	-	-	(5,613)
Payments	(1,072)	-	-	(4)	-	(1,076)
At September 30, 2015	14,048	20,204	7,453	7,797	-	49,502

Reversals for the period ended September 30, 2015 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/.5.6 million. (S/.7.1 million as of September 30, 2014).

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

15	CAPITAL

As of December 31, 2014 and September 30, 2015, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

As of December 31, 2014, the amount of 253,635,480 common shares is represented by 50,727,096 ADSs, at 5 shares per ADS.

As of September 30, 2015, the amount of 252,591,925 common shares is represented by 50,518,385 ADSs, at 5 shares per ADS.

16	EXPENSES BY NATURE

For the period ended September 30, 2014 and 2015, this item comprises:

	Cost of services and goods	Administrative expenses
2014
Purchase of goods	703,999	-
Personnel charges	1,244,725	161,117
Services provided by third-parties	1,444,041	87,256
Taxes	8,629	1,229
Other management charges	614,070	40,920
Depreciation	124,702	11,034
Amortization	54,932	5,959
Variation of inventories	18,442	-
	4,213,540	307,515

2015
Purchase of goods	876,340	-
Personnel charges	1,664,353	158,721
Services provided by third-parties	2,237,150	102,203
Taxes	15,960	825
Other management charges	386,138	16,697
Depreciation	145,846	12,360
Amortization	55,652	5,805
Impairment	5,302	-
Variation of inventories	(236,516)	-
	5,150,225	296,611

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended September 30, 2015, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 31 december 2015 is 66.82% (27.13% for the nine-month period ended September 30, 2014). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of September 30, 2015, contingencies held by the Group are substantially the same as those existing as of December 31, 2014.

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$ 31.4 million and S/. 98.5 million.

19	DIVIDENDS

For the nine months ended September 30, 2015 , the Group has paid dividends to its non-controlling subsidiaries participate by S/.4.3 million ( S/.51 million for the same period in 2014).

Dividends from the year ended December 31, 2014, of S/.0.159 per share totaling S/. 104,910,523 were approved at the General Shareholders’ meeting held on March 27, 2015, and was paid on April 2015.

20	BUSINESS COMBINATIONS

a)  Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiarie CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of Coasin Instalaciones Limitada which was made in March 2014 and reallocated the amount of S/.0.67 million from goodwill (net of tax impact of S/.0.19 million to trade accounts receivable in the amounts of S/.0.86 million. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.1 million (equivalent to S/.6.4 million) and resulted in the recognition of goodwill for S/.6.4 million at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000
Cash and cash equivalents	3	1	3	1
Trade accounts receivable	4,675	1,564	3,811	1,275
Inventories	276	92	276	92
Prepaid expenses	33	11	33	11
Property, plant and equipment	711	238	711	238
Intangibles	1,377	461	1,377	461
Deferred income tax	(178)	(60)	16	4
Trade accounts payable	(3,592)	(1,202)	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)	(2,658)	(889)
Fair value of net assets	647	216	(23)	(9)

Goodwill	5,743	1,921	6,413	2,146
Total paid for acquisition	6,390	2,137	6,390	2,137

Cash payment for the acquisition	6,390	2,137	6,390	2,137
Cash and cash equivalent
of the acquired subsidiary	(3)	(1)	(3)	(1)
Direct cash outflow from acquisition	6,387	2,136	6,387	2,136

The income and the profit generated for the period from the acquisition date to September 30, 2014 amounted to S/.46.6 million and S/.1.8 million, respectively.

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

b)  Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of DSD Construcciones y Montajes S.A. which was made in August, 2013 and reallocated the amount of S/.1.7 million from goodwill (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) to fixed assets, intangible, trade accounts receivable, other accounts receivable and contingent liabilities in the amounts of S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million) and resulted in the recognition of goodwill for S/.6.1 million, at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000
Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivable	74,502	26,684	74,317	26,618
Accounts receivable from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax	2,192	785	2,192	785
Trade accounts payable	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)
Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill	7,868	2,802	6,128	2,178
Total paid for acquisition	103,872	37,186	103,872	37,186

Cash payment for the acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalent
of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342	31,624	88,342	31,624

The income and the profit generated for the period from the acquisition date to December 31, 2013 amounted to S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. had been consolidated from January 1, 2013, the income and the profit generated would have been S/.182.68 million and S/.10.15 million, respectively

c)  Acquisition of Morelco S.A.S.

In December 23, 2014, through subsidiary GyM S.A. the Company obtained control of Morelco S.A.S. (Morelco) by acquiring 70.00% of its capital shares. Morelco is an entity domiciled in Colombia that is mainly engaged in providing construction and assembly services.  This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The acquisition value of the investment in Morelco amounted to US$82.3 million (equivalent to S/.244.8 million) which is comprised of cash payments of US$78.5 million (equivalent to S/.231.5 million), a balance payable of US$9.1 million (equivalent to S/.27.1 million), and resulted in the recognition of goodwill for US$29.9 million (equivalent to S/.87.2 million) at the acquisition date.

The following tables summarize the consideration paid for Morelco and the provisional determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	69,930	23,514	69,930	23,514
Trade receivables	92,138	30,981	92,138	30,981
Outstanding work accounts in progress – receivables from clients	101,533	34,140	101,533	34,140
Other receivables	63,949	21,503	63,949	21,503
Inventories	18,037	6,065	18,037	6,065
Prepaid expenses	2,133	717	2,133	717
Investments held for sale	7,291	2,452	7,291	2,452
Property, plant and equipment	70,756	23,792	70,756	23,792
Intangibles	64,491	21,685	64,491	21,685
Deferred income tax assets	8,031	2,700	8,031	2,700
Short-term borrowings	(31,204)	(10,492)	(31,204)	(10,492)
Long-term borrowings	(9,315)	(3,132)	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)	(103,739)	(34,882)
Other accounts payables	(87,863)	(29,544)	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)	(17,533)	(5,895)
Deferred income tax liability	(3,801)	(1,278)	(3,801)	(1,278)
Fair value of net assets (provisional)	244,834	82,326	244,834	82,326

Non-controlling interest (30.00%)	(73,450)	(24,697)	(73,450)	(24,697)
Goodwill (Note 17)	105,764	36,118	87,208	29,911
Initial purchase consideration	277,148	93,747	258,592	87,540

Cash payment for acquisition	231,464	78,462	231,464	78,462)
Cash and cash equivalents of the acquired subsidiary	(69,930)	(23,514)	(69,930)	(23,514)
Direct cash outflow during the year for the acquisition	161,534	54,948	161,534	54,948

Final product Price Adjustment Agreement, GyM SA maintains an estimated payable associated with purchases of US$10.8 million (equivalent to S/.32.4 million) to be repaid by distributing a special dividend of Morelco to the seller, balance likewise recognized a receivable for GYM by revenue backlog of US$1.7 million (equivalent to S/.5.3 million) to be repaid by freeing up resources account Alianza Fiduciaria SA.

21	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Graña y Montero S.A.A. a leading Engineering and Construction company, announced today that after signing a Memorandum of Understanding with Odebrecht Latinvest, Graña y Montero Group agreed to participate with a 20% stake in the shareholder equity of Concesionaria Gasoducto Sur Peruano S.A. This agreement represents for the Group an approximate investment of US$ 215 million. Concesionaria del Gasoducto Sur Peruano S.A., is responsible for the design, construction and operation of the pipeline system for gas transportation. The Southern gas pipeline is a project which will bring natural gas to the southern region of the country, especially to the provinces of Cuzco, Arequipa, Puno and Moquegua.